Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
Sunoco Logistics Partners L.P.

Three Months Ended
March 31, 2006
Fixed Charges:
Interest cost and debt expense	$6,859
Interest allocable to rental expense (a)	480

Total	$7,339

Earnings:
Income before income tax expense	$18,424
Equity in income of less than 50 percent owned affiliated companies	(2,202)
Dividends received from less than 50 percent owned affiliated companies	2,456
Fixed charges	7,339
Interest capitalized	(556)
Amortization of previously capitalized interest	41

Total	$25,502

Ratio of Earnings to Fixed Charges	3.47

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

31